Exhibit 99.1

Intchains Group Limited To Acquire a Proof-of-Stake Technology

Platform, and Expand Blockchain Infrastructure Capabilities

Acquisition adds staking operations for four prominent blockchains: Ethereum (ETH),

Avalanche (AVAX), Manta (MANTA), and Conflux (CFX)

Singapore – November 13, 2025 - Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company engaged in the provision of altcoin mining products, strategic acquisition and holding of Ethereum-based cryptocurrencies, and active development of innovative Web3 applications, today announced the signing of a definitive agreement to acquire a Proof-of-Stake (“PoS”) technology platform for $1.3 million, from ECHOLINK Limited (the “Seller”). The PoS platform, which is currently operated by DxPool, upon completion of the acquisition, will become an independent offering under Intchains, and will be operating with a new brand identity. The acquisition is expected to close in approximately 30 business days after the relevant closing conditions are met and does not include the DxPool brand, or any of Seller’s debts and liabilities, which will remain with the Seller.

The acquisition of the PoS platform, a stable underlying infrastructure and common business platform components for blockchain applications in various fields, represents an important strategic step toward building long-term shareholder value through the expansion into high-margin, technology-driven services to address the increasing demand for staking of cryptocurrencies among both individual and institutional crypto investors. Specifically, the acquisition expands Intchains’ digital asset capabilities, adding staking operations for four prominent blockchains: Ethereum (ETH), Avalanche (AVAX), Manta (MANTA), and Conflux (CFX), positioning the company for growth in decentralized finance.

The acquisition target consists primarily of (i) intangible assets of the PoS technology platform, which comprise (a) systems and technological infrastructure including complete source code, deployment configurations, operational playbooks, and related documentation supporting staking node operations, reward accounting, and monitoring frameworks; complete frontend, backend and API architectures for the staking service platform, and associated cloud-based environments and database structures; and (b) complementary assets and documentation including technical data, materials, and integration frameworks necessary to ensure the continued operation and scalability of the business in line with existing performance, and (ii) the existing customers and business resources of the PoS technology platform.

This acquisition provides Intchains with a proven, production-ready staking platform that can be leveraged to accelerate its expansion into blockchain infrastructure and digital asset management solutions. The integration of these systems and existing client relationships is expected to further diversify its technology offerings and contribute to Intchains’ business ecosystem which spans from altcoin mining machines to ETH accumulation and yield-generating investments, as well as its development of Web3 applications.

Upon completion of the acquisition, Intchains intends to leverage both the newly acquired PoS platform and the FalconX platform to stake the bulk of its ETH holdings. This initiative forms part of Intchains’ ETH treasury yield-generating strategy, enabling it to diversify ETH holdings and maximize staking returns. Of note, the Company currently has 1,000 ETH, representing approximately 11.3% of its total ETH treasury holdings, staked on the FalconX platform.

“The addition of this PoS platform aligns with our strategy to expand our presence in next-generation blockchain infrastructure,” said Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer of Intchains. “This transaction enhances our technological capabilities and positions us to participate more directly in the growth of decentralized networks while maintaining disciplined capital allocation and risk management.”

About Intchains Group Limited

Intchains Group Limited engages in the provision of altcoin mining products, strategic acquisition and holding of Ethereum-based cryptocurrencies, and active development of innovative Web3 applications. For more information, please visit the Company’s website at: https://intchains.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor Relations

Email: ir@intchains.com

The Equity Group

Lena Cati, Senior Vice President

212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate

212-836-9610 / azhang@theequitygroup.com